82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

02015445

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX NO:	001 202 942 9624
DATUM/DATE	26.02.2002 Di
BETREFF/REF:	Press release
SEITEN/PAGES:	2

SUPPL

02 FEB 27 AM 8:45

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

dw 2/27

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

February 26, 2002

NEW GENERATION OF MANAGEMENT TO LEAD THE MAYR-MELNHOF GROUP

- ***New board structure and increased number of board members***

The Supervisory Board of Mayr-Melnhof Karton AG has made the following resolution in today's meeting:

Dr. Wilhelm Hörmanseder (48 years of age), currently deputy-chairman of the Management Board and Chief Financial Officer of Mayr-Melnhof Karton AG, becomes Chairman of the Board after Michael Gröller (61 years of age) and will be particularly responsible for the Cartonboard Division. Dr. Wilhelm Hörmanseder has been a member of Mayr-Melnhof Management for more than ten years and has significantly contributed to the successful development of the Group.

New members of the Management Board will be:

- Ing. Franz Rappold (49 years of age), 19 years with Mayr-Melnhof, will be responsible for the Cartonboard Division's sales and marketing activities.
- Dr. Andreas Blaschke (40 years of age), 10 years with Mayr-Melnhof, will be board member responsible for the "Consumer Packaging" segment.
- Herbert Noichl (36 years of age) will be Chief Financial Officer. His former responsibilities with an American multinational group have provided him with a wide range of experience.
- A board member for the newly created "Cigarette Packaging" Division will be appointed during the course of the planned expansion.

With an office term of three-years, the new board members will actively assume their positions on May 14, 2002.

Due to the internal as well as external appointments, the new composition of the Management Board meets the objective of continuity and renewal. The dynamic development in the core competencies of cartonboard and packaging will be continued.

For further information please contact:
Stephan Werba, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com